Exhibit 99.1

Lavie Bio Announces Licensing Agreement
for Bio-Fungicides with Corteva Agriscience

Corteva to receive exclusive rights to further develop and commercialize Lavie Bio's lead product candidates for fruit rot and powdery mildew fungicide biologicals

REHOVOT, ISRAEL – JULY 17, 2023 – Lavie Bio Ltd., a subsidiary of Evogene Ltd. (Nasdaq: EVGN, TASE: EVGN), and a leading ag-biologicals company that develops microbiome-based, computational driven bio-stimulant and bio-pesticide novel products, announced today a licensing agreement with Corteva Inc. (NYSE: CTVA), a leading ag innovation company. The agreement grants Corteva exclusive rights to further develop and commercialize the lead bio-fungicide product candidates targeting fruit rots and powdery mildew, which were discovered and developed by Lavie Bio. The agreement comes after two years of independent field validation conducted by both companies.

Fruit rots and powdery mildew, two destructive diseases affecting vineyards, fruits, and vegetables, have resulted in annual losses estimated at billions of dollars globally.  Fruit rot pathogens, such as Botrytis, can cause damage upon contact with infected plant material. Meanwhile, powdery mildew spreads swiftly between plants via wind-dispersed spores.

The agreement is part of Lavie Bio's strategy to cooperate with the world's leading companies to allow the products it develops to reach farmers worldwide and Corteva, with its proven agbiological capabilities, can leverage Lavie Bio's product candidates toward commercial success. This collaboration demonstrates both companies' commitment to providing farmers with environmentally friendly, sustainable tools with proven effectiveness.

"Our licensing agreement solidifies the collaboration between both companies, leveraging Corteva's impressive scale-up capabilities and market leadership, in conjunction with Lavie Bio's distinctive discovery expertise powered by Evogene's MicroBoost AI tech-engine and comprehensive product development capabilities" said Amit Noam, CEO of Lavie Bio. "This agreement not only highlights Lavie Bio's technological capabilities but also enables us to swiftly introduce groundbreaking ag-biological solutions that benefit farmers, consumers, and the environment. "

“When you have a world-class R&D program, like we do at Corteva Agriscience, it allows you to move fast and bring on new opportunities that will help farmers meet the demands of an ever-changing food system,” said Sam Eathington, Executive Vice President, Chief Technology and Digital Officer, Corteva Agriscience. “This agreement gives us yet another avenue to provide better solutions to farmers now, and in the future.”

About Lavie Bio Ltd.
Lavie Bio, a subsidiary of Evogene Ltd., aims to improve food quality, sustainability, and agriculture productivity by introducing microbiome-based ag-biological products. Lavie Bio utilizes a proprietary computational predictive platform, the BDD platform, powered by Evogene’s proprietary MicroBoost AI tech-engine, harnessing the power of big data, artificial intelligence, and advanced informatics for the discovery, optimization and development of bio-stimulant and bio-pesticide products.
For more information, please visit www.lavie-bio.com.

About Evogene Ltd.
Evogene (Nasdaq: EVGN, TASE: EVGN) is a computational biology company aiming to revolutionize the development of life-science-based products by utilizing cutting-edge technologies to increase the probability of success while reducing development time and cost. Evogene established three unique tech-engines – MicroBoost AI, ChemPass AI and GeneRator AI – leveraging Big Data and Artificial Intelligence and incorporating deep multidisciplinary understanding in life sciences. Each tech-engine is focused on the discovery and development of products based on one of the following core components: microbes (MicroBoost AI), small molecules (ChemPass AI), and genetic elements (GeneRator AI).
Evogene uses its tech-engines to develop products through subsidiaries and strategic partnerships. Evogene’s subsidiaries currently utilize the tech-engines to develop human microbiome-based therapeutics by Biomica, ag-biologicals by Lavie Bio, ag-chemicals by AgPlenus, medical cannabis products by Canonic and castor varieties, for the biofuel and other industries, by Casterra.
For more information, please visit www.evogene.com.

About Corteva
Corteva, Inc. (NYSE: CTVA) is a publicly traded, global pure-play agriculture company that combines industry-leading innovation, high-touch customer engagement and operational execution to profitably deliver solutions for the world’s most pressing agriculture challenges. Corteva generates advantaged market preference through its unique distribution strategy, together with its balanced and globally diverse mix of seed, crop protection, and digital products and services. With some of the most recognized brands in agriculture and a technology pipeline well positioned to drive growth, the company is committed to maximizing productivity for farmers, while working with stakeholders throughout the food system as it fulfills its promise to enrich the lives of those who produce and those who consume, ensuring progress for generations to come. More information can be found at www.corteva.com.

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Cautionary Statement on Forward-Looking Statements
This release contains certain estimates and forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended, which are intended to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and may be identified by their use of words like “plans,” “expects,” “will,” “anticipates,” “believes,” “intends,” or other words of similar meaning. All statements that address expectations or projections about the future, including statements about each of the company’s expectations related to regulatory approvals, product development, product offerings and product, financial or sustainability performance are forward-looking statements. Each company disclaims and does not undertake any obligation to update or revise any forward-looking statement, except as required by applicable law. A detailed discussion of some of the significant risks and uncertainties which may cause results and events to differ materially from such forward-looking statements or other estimates is included in the “Risk Factors” section of each company’s Annual Report on Form 10-K or 20-F, as applicable, and as modified by subsequent reports on Form 10-Q and Current Reports on Form 8-K or 6-K, as applicable.

Evogene Investors' Contact:
Rachel Pomerantz Gerber, Head of Investor Relations at Evogene
Email: rachel.pomerantz@evogene.com
Tel: +972-8-9311901